SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    Form 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                      For the Year Ended December 31, 2000

                Seneca Foods Corporation Employees' Savings Plan
                            (Full title of the Plan)


                            Seneca Foods Corporation
          (Name of issuer of the securities held pursuant to the Plan)

              1162 Pittsford-Victor Road, Pittsford, New York 14534
                     (Address of principal executive office)

                              REQUIRED INFORMATION


1. Plan financial statements and schedules examined by an independent accountant prepared in accordance with financial reporting requirements of ERISA.

         See accompanying index on page 3.

2.       Signature





                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN




                     REPORT ON AUDIT OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES



                               FOR THE YEAR ENDED
                                DECEMBER 31, 2000














                       Bobbitt, Pittenger & Company, P.A.

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN




                                    CONTENTS


                                                                      PAGE

FINANCIAL STATEMENTS

    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                           1

    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                    2

    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS         3

NOTES TO FINANCIAL STATEMENTS                                          4

SUPPLEMENTAL SCHEDULES

    SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                    6

    SCHEDULE OF REPORTABLE TRANSACTIONS                                7



                       Bobbitt, Pittenger & Company, P.A.
                          Certified Public Accountants


May 24, 2001



Seneca Foods Corporation
Employees' Savings Plan
Williamsburg, New York

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


We have audited the accompanying statement of net assets available for benefits and supplemental schedules of the Seneca Foods Corporation Employees Savings Plan ("the Plan") as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a,test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2000 financial statements referred to above present fairly, in ail material respects, the net assets available for benefits of the Plan as of December 31, 2000, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the foregoing Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labors Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected lo the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/Bobbit, Pittenger & Company, P.A.
Certified Public Accountants


                     The CPA. Never Underestimate The Value.

    1605 Main Street, Suite 1010 Sarasota, FL 34236 Telephone: 941-366-4450
                               FAX # 941-954-7508

INDEPENDENT AUDITORS' REPORT


To Seneca Foods Corporation
Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Seneca Foods Corporation Employees' Savings Plan ("the Plan") as of December 31, 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Touche LLP

Deloitte & Touche LLP
Rochester, New York
June 13, 2000


                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                         December 31,
                                                                                -----------------------------
                                                                                2000                    1999
                                                                                ----                    ----

           ASSETS

INVESTMENTS:
    At fair value:
        Balanced Fund                                                       $  5,943,483              $  5,525,270
        Growth and Income Fund                                                 5,383,418                 4,899,356
        Stock Index Fund                                                       4,538,735                 4,205,104
        Stable Value Fund                                                      2,988,630                 2,496,113
        Seneca Foods Corp. common stock                                        2,620,288                 1,406,843
        International Fund                                                       594,148                   274,639
        Stock Pending Fund                                                         2,623               -
        Value Fund                                                            -                              2,736
                                                                             -----------               -----------

Total investments                                                             22,071,325                18,810,061
                                                                             -----------               -----------

LOAN RECEIVABLE                                                                  155,449                     4,600
                                                                             -----------               -----------

CONTRIBUTIONS RECEIVABLE
    Employer                                                                     875,070                   760,641
    Employee                                                                     112,849                   164,371
                                                                             -----------               -----------

Total contributions receivable                                                   987,919                   925,012
                                                                             -----------               -----------


NET ASSETS AVAILABLE FOR BENEFITS                                            $23,214,693               $19,739,673
                                                                             ===========               ===========

See notes to financial statements.

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS


                                                                                    Year Ended December 31,
                                                                                    -----------------------
                                                                                 2000                     1999
                                                                                 ----                     ----
ADDITIONS
    Participant contributions                                                   $  3,819,121          $  3,641,952
    Employer contributions                                                           939,151               766,319
    Net (depreciation) appreciation in fair value
        of investments                                                            (1,282,401)              810,482
    Interest and dividend income                                                   1,040,567               441,250
                                                                                ------------           -----------

        Total additions                                                            4,516,438             5,660,003
                                                                                ------------           -----------

DEDUCTIONS
    Withdrawals by participants                                                    1,041,418             2,248,615
                                                                                ------------         -------------

        Total deductions                                                           1,041,418             2,248,615
                                                                                ------------         -------------

NET INCREASE                                                                       3,475,020             3,411,388

NET ASSETS AVAILABLE FOR BENEFITS,
    BEGINNING OF YEAR                                                             19,739,673            16,328,285
                                                                                ------------          ------------

NET ASSETS AVAILABLE FOR BENEFITS,
    END OF YEAR                                                                  $23,214,693           $19,739,673
                                                                                 ===========           ===========

See notes to financial statements.

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999


NOTE A - DESCRIPTION OF PLAN

The following description of Seneca Foods Corporation Employees' Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. Substantially all employees of Seneca Foods Corporation ("the Company") are eligible to participate after completion of twelve months employment and attainment of age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may elect to contribute, on a pre-tax basis (elective deferrals), from 1% to 15% of their compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company may contribute additional amounts at the discretion of the Company's Board of Directors. Such amounts are allocated based on the participants pro rata share of total participating payroll.

Vesting

Participants are immediately vested in all elective contributions and related earnings. Matching contributions made by the Plan sponsor fully vest after a service period of five years.

Payment of Benefits

After termination of service, the participant's account balance is generally distributed in a lump sum if the balance is less than $3,500.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the Administrator shall determine the method of distribution of the participants' accounts in accordance with the provisions of the plan.

Participant Accounts

Each participants' account is credited with the participants' contribution and allocations of (a) additional Company contributions (if any), and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participants' vested account.

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

All investments are valued at fair value as determined by quoted market prices. Current year increases or decreases in market value are recognized as investment appreciation or depreciation. All security transactions are recorded as of the trade date. Participant-directed investments may be made in the following funds:
(1) Scudder Stable Value Fund; (2) Scudder Balanced Fund; (3) Scudder Growth and Income Fund; (4) Scudder Value Fund; (5) Scudder International Fund; (6) Scudder Stock Index Fund, and (7) Seneca Foods Corp. Company Stock.

Payment of Benefits

Benefits are recorded when paid. As of December 31, 2000 and 1999, net assets available for benefits included benefits of $64,425 and $62,518, respectively, due to participants who have withdrawn from participation in the Plan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

NOTE C - TAX STATUS

The Plan was established under a Prototype Plan, but has been amended. The Plan has not received a determination letter on the amended plan, however, the Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

                             SUPPLEMENTAL SCHEDULES


                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2000

                                        Description of Investment
      Identity of Issue,                 Including Maturity Date,
     Borrower, Lessor                  Rate of Interest, Collateral,                                   Current
       or Similar Party                     Par or Maturity Value                 Cost                   Value
     -------------------               ------------------------------             ----                 --------

Seneca Foods Corp.
   Company Stock                                   187,239 shares                $  2,365,326         $  2,620,288

Stable Value Fund                                2,989,243 shares                   2,988,630            2,988,630

Stock Index Fund                                   121,951 shares                   4,684,834            4,538,735

Balanced Fund                                      308,828 shares                   5,666,324            5,943,483

Growth and Income Fund                             222,975 shares                   5,775,782            5,383,418

Stock Pending Fund                                   2,623 shares                       2,623                2,623

International Fund                                  11,819 shares                     711,154              594,148

Loan Fund                                                $155,449                     155,449              155,449
                                                                               --------------       --------------
   TOTAL ASSETS HELD FOR
       INVESTMENT PURPOSES                                                        $22,350,122          $22,226,774
                                                                                  ===========          ===========

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

                       SCHEDULE OF REPORTABLE TRANSACTIONS
                                DECEMBER 31, 2000

SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS
OF 5% OF THE CURRENT VALUE OF PLAN ASSETS



                                      NONE









SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT
IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS

                                                                                 Current Value
  Description                       Purchase       Selling       Cost             of Asset on        Net Gain
     of Assets                         Price        Price      of Asset       Transaction Date       or (Loss)
   ------------                     -----------    -------     --------       ----------------       ---------

Balanced Fund                      $1,452,528   $   -           $1,452,528           $1,452,528        $    -

Growth and Income Fund              1,497,919       -            1,497,919            1,497,919             -

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





                                                  Seneca Foods Corporation
                                                  Employees' Savings Plan
                                                  (Name of Plan)



                                                   /s/Kraig H. Kayser
                                                   -----------------------
June 29, 2001                                      Kraig H. Kayser
                                                   Sponsor of Seneca Foods
                                                   Corporation Employees'
                                                   Savings Plan